FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第 一 太 平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited)

Please refer to the attached press release of First Pacific Company Limited in relation to the Unaudited Financial Results of Philippine Long Distance Telephone Company, an associated company of First Pacific, for the first quarter of 2007.

Dated this 8th day of May, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

NEWS
RELEASE

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
(Incorporated in Bermuda with limited liability)

GROUP CORPORATE COMMUNICATIONS

24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong
Tel: (852) 2842 4388 Email: info@firstpac.com.hk Fax: (852) 2845 9243
http: //www.firstpacco.com

Tuesday, 8 May 2007

PLDT'S CORE NET INCOME ₱8.4 BILLION UP 11% FROM PREVIOUS YEAR FIRST QUARTER 2007 CONSOLIDATED NET INCOME AT ₱8.6 BILLION; CELLULAR SUBSCRIBER BASE SHOOTS PAST 26 MILLION

The attached press release was distributed today in Manila by Philippine Long Distance Telephone Company (PLDT), in which First Pacific Group holds an economic interest of approximately 28 per cent.

PLDT is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and ADRs listed on the New York Stock Exchange. It has one of the largest market capitalizations among Philippine listed companies. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

* * *

For further information, please contact:

PLDT

Anabelle L. Chua	**Anna V. Bengzon**	**Ramon R. Isberto**
Tel: (632) 816 8213	Tel: (632) 816 8024	Tel: (632) 511 3101
Fax: (632) 844 9099	Fax: (632) 810 7138	Fax: (632) 893 5174

Further information on PLDT can be obtained by visiting the web at www.pldt.com.ph.

PLDT Press release

CORE NET INCOME ₱8.4 BILLION UP 11% FROM PREVIOUS YEAR FIRST QUARTER 2007 CONSOLIDATED NET INCOME AT ₱8.6 BILLION; CELLULAR SUBSCRIBER BASE SHOOTS PAST 26 MILLION

- Core net income at ₱8.4 billion, an increase of 11% from previous year's ₱7.6 billion
- Consolidated net income of ₱8.6 billion for the first quarter of 2007, matching last year's reported net profit, despite lower foreign exchange gains
- Consolidated EBITDA reaches ₱20.4 billion, up 3% from last year's ₱19.9 billion; consolidated EBITDA margin at 62% of service revenues
- Consolidated service revenues up 10% year-on-year to ₱33.0 billion; wireless service revenues increase 10% to ₱20.8 billion
- Cellular net additions of 1.3 million for the period; subscriber base surpasses 26 million at the end of April 2007
- Broadband continues strong growth as subscribers reach 327,000 and total revenue contribution from broadband and internet services surges 46% to ₱1.6 billion for the first three months of 2007
- ePLDT core net income up 193% to ₱160 million
- Net debt balance falls to approximately US$1.1 billion, a historic low, net debt to EBITDA at 0.5 times and net debt to free cash flow at 0.9 times.
- Free cash flow at ₱17.5 billion despite higher capital expenditure

MANILA, Philippines, 8th May 2007 — Philippine Long Distance Telephone Company ("PLDT") (PSE: TEL) (NYSE: PHI) today announced core net income, net of foreign exchange translation and derivative gains of ₱8.4 billion in the first three months of 2007, 11% over the core net income of ₱7.6 billion for the same period in 2006. Consolidated net profit in the first quarter of 2007 was steady at ₱8.6 billion. Consolidated service revenues increased by 10% to ₱33.0 billion, notwithstanding the 5% appreciation of the peso which negatively impacted 35% of the PLDT Group's revenues that are dollar-linked. Consolidated EBITDA improved by 3% to ₱20.4 billion while EBITDA margin was at 62%.

Core earnings attributable to each common share reached ₱44 per share, an increase of 7% compared to ₱41 per share last year.

Consolidated free cash flow remained robust at ₱17.5 billion in the first quarter of 2007, despite the increase in capital expenditures. Consolidated capital expenditures for the first three months of 2007 totaled ₱5.9 billion and were primarily utilized on the continued roll out of Next Generation Network ("NGN") lines which now number 230,000, increasing cellular capacity, expanding the wireless broadband network and investing in international cable capacity. Capital expenditures for the Group are expected to range between ₱20-22 billion in 2007.

Approximately ₱4.2 billion of our cash was utilized to pay down debt in the first quarter of 2007 with another ₱9.4 billion was used to pay out common dividends on 20th April 2007.

The Group's consolidated balance sheet continued to strengthen with consolidated debt balances at US$1.67 billion. Net debt balance has fallen to an all-time low of US$1.1 billion after taking into account the common dividend payment made on 20th April 2007. Net debt to EBITDA and net debt to free cash flow ratios improved to 0.5 times and 0.9 times, respectively.

On 30th March 2007, Pilipino Telephone Corporation ("Piltel") redeemed all of its outstanding unrestructured bonds amounting to US$690,000. Piltel pro-actively and successfully sought out holders and offered to purchase their remaining outstanding unrestructured bonds. These unrestructured bonds were part of the convertible bonds originally issued on July 17, 1996 by Piltel International Holdings Corporation, a wholly owned subsidiary of Piltel, and guaranteed by Piltel at a face value of US$183 million. From June 2001 to March 2004, holders of these convertible bonds agreed to participate in the Company's debt restructuring plan until such time that only US$690,000 of the original notes remained unrestructured and unpaid. Piltel now has no outstanding borrowings.

Wireless: Pursuing Change

Consolidated wireless service revenues rose to ₱20.8 billion for the first three months of 2007, 10% higher than the ₱18.9 billion realized in the same period last year, with cellular subsidiaries, Smart Communications, Inc. ("Smart") and Piltel continuing their solid performance. Service revenues in the first quarter actually exceeded service revenues in the fourth quarter of 2006 despite the increased usage normally associated with the holiday season during the latter. The increase is attributed to the combined impact of a 12% growth in cellular data, an 8% improvement in cellular voice revenues and the 245% increase in wireless broadband revenues.

Consolidated wireless EBITDA improved by 9% to ₱13.5 billion in the first quarter of 2007 from ₱12.3 billion for the same period in 2006 while EBITDA margins remained stable at 65%.

The PLDT Group's total cellular subscriber base for the quarter grew by 1.3 million to 25.5 million. Smart recorded net additions of approximately 887,000 subscribers while *Talk 'N Text* added about 421,000 subscribers to end the first three months of 2006 with 18.1 million and 7.4 million subscribers, respectively. In April 2007, Smart and Piltel added another 500,000 subscribers resulting in their combined subscriber bases surpassing the 26 million mark.

Smart's extensive infrastructure and robust platform enable it to continue being the leader in developing innovative voice and text packages that offer the most value and variety to its customers.

On 29th April 2007, *Smart Remit* successfully tested its text-based remittance service with selected OFWs in Bahrain. These OFWs were able to send remittances to their beneficiaries in the Philippines, check the balance of their local accounts and determine how much their remittance would amount to in Philippine pesos using their cell phones. *Smart Remit* is the lead-off service emanating from Smart's announcement at the 3GSM Congress in Barcelona last February 2007 that it would soon launch pilot projects in the Middle East and Europe offering low-cost remittance services using its mobile phone-based financial services platform. A commercial launch is expected within the year.

Smart Money, Smart's award-winning mobile commerce platform, continues to serve as the foundation and launch pad for building new businesses as Smart signs up more domestic partner banks such as Rizal Commercial Banking Corporation, the Development Bank of the Philippines, Land Bank of the Philippines and forges tie-ups with leading institutions such as *Gawad Kalinga*, MetroPass Systems, Inc. and Multi-National Transport Corporation.

Smart's wireless broadband service, bannered under *SmartBro*, has grown its wireless broadband subscriber base to about 164,000 by the end of March 2007, adding 42,000 new subscribers in the quarter. Smart now has close to 2,600 wireless broadband-enabled base stations providing high-speed internet access to over 500 cities and municipalities all over the Philippines. Wireless broadband revenues grew 245%, from ₱120 million in the first quarter of 2006 to ₱414 million in the first quarter of 2007. *Smart Bro* is an integral part of the PLDT Group's strategy to be at the forefront of "broadbanding" the country.

"It may not be immediately obvious but we are constantly devising new services and retooling older ones. We now have products such as *LAHATxt* and *Gaan Load* that offer text bundles across all networks. We capitalize on what we have, such as our network and our platforms, and what we know, in this case the market and its dynamics, to do what we do best – create value for our customers," said **Napoleon L. Nazareno, President and CEO.**

PLDT Fixed Line: Managing Change

Fixed Line service revenues decreased by 3% to ₱11.8 billion in the first quarter of 2007 from ₱12.2 billion in the first quarter of 2006 as the increase in broadband and corporate data revenues was offset by the decline in our traditional fixed line revenues. Our dollar-linked revenues arising from the local exchange and ILD businesses continue to be adversely impacted by the appreciation of the average US dollar/peso exchange rate. Had the Peso not appreciated by 5% in the first three months of 2007, Fixed Line revenues would have declined by 1% year-on-year.

Retail DSL continued to grow as broadband subscribers reached approximately 152,000 at the end of March 2007 with another 300,000 subscribers using our Vibe dial-up Internet service. PLDT DSL and Vibe contributed ₱956 million in revenues for the first three months of 2007, up 14% from ₱838 million for the same period in 2006.

Fixed Line EBITDA in 2006 declined to ₱6.5 billion in line with the decrease in revenues and increases in certain cash operating expenses; EBITDA margin was also lower at 55%.

"The Fixed Line business continues to be challenging as our traditional voice services such as the local exchange, ILD and NLD, remain under pressure. Our bright spot is the data business, both corporate and retail, and this is why we are committed to rolling out the next generation network or NGN. NGN will allow us to further spur the growth of our data businesses and at the same time, facilitate more efficient networks and processes that will eventually enable us to improve the cost structure of the business," declared **Nazareno**.

On 2nd May 2007, PLDT disclosed that it would be a lead investor in the Asia–America Gateway Cable System ("AAG"), Southeast Asia's first submarine cable system that will directly link the region to the United States. The AAG will bypass certain earthquake-prone

areas and provide seamless interconnection with other major cable systems connecting Europe and Australia. It is expected to meet the forecasted explosive growth in bandwidth requirements for new broadband applications, supporting the PLDT Group's strategy in aggressively growing the broadband market in the Philippines. The 20,000-kilometer long undersea cable system is expected to carry commercial traffic by the fourth quarter of 2008.

ePLDT: Refining its Focus

ePLDT, the Group's information and communications technology arm, reported service revenues of ₱2.4 billion for the first three months of 2007, a 198% increase from ₱813 million last year, driven by the strong growth in its call center business (*ePLDT Ventus*) and the consolidation of SPi Technologies, Inc. (SPi), after its acquisition in July 2006. ePLDT's revenues now account for 7% of the PLDT Group's consolidated revenues.

EBITDA grew 185% to ₱403 million in the first quarter of 2007 from ₱141 million in the first quarter of 2006. EBITDA margin was stable at 17% and improved from the full year 2006 margin of 13%.

Consolidated call center revenues increased 39% to ₱782 million as a result of improved capacity utilization and billable hours, for new and existing clients, and despite the appreciation of the peso. *ePLDT Ventus* now operates seven facilities with combined seats of 5,720 and an employee base of 5,990. *ePLDT Ventus* has expanded its client base to include Fortune 500 companies in the pharmaceutical, retail, financial services and electronics industries.

SPi, on the other hand, generated revenues of ₱1.3 billion in the first three months of 2007, of which 37% came from its legal and publishing business and another 26% from the healthcare business. Its recent acquisition of Springfield, a US-based medical billing and accounts receivable management service provider, is expected to boost its healthcare business as it completes its revenue cycle management offering.

"*ePLDT Ventus* is fast gaining recognition as a leading provider of voice services in the Philippines. The recent expansion of its clientele to include Fortune 500 companies only affirms this well-deserved reputation. After its recent acquisitions, we expect SPi to focus on consolidating its businesses and rationalizing its operations. We therefore anticipate seeing not only increased revenue contributions from SPi but improving margins as well," said **Ray C. Espinosa, ePLDT President and CEO.**

Outlook for 2007

"The PLDT Group's core income of ₱8.4 billion in the first quarter bodes well for the rest of 2007. Our wireless business continues to outperform, growing its revenues by 10% compared with the earlier guidance of mid-single digit growth. After breaching the 25 million subscriber mark in mid-February, our cellular subscriber base surpassed 26 million at the end of April - contrary to expectations that the cellular market was nearing saturation. Our traditional fixed services remain challenging but we are extremely positive about our wireline and wireless broadband business which continue to demonstrate robust subscriber take up. Both will continue to grow in importance to our overall business in terms of profit contribution and growth

prospects. Our call center business has maintained its impressive results with its organic growth and stable margins and we look forward to SPi's improved performance especially as it takes on a larger role in ePLDT's operations. In that light, we now expect to meet the top end of our earlier earnings guidance of ₱32-33 billion. Cash flows remain strong and we remain committed to our previous guidance of an increased dividend payout of 70%, half of which we anticipate to declare when we announce our first half results in August. During the course of the year, we will continue to look at investment areas that can provide ways to expand growth. In the event such opportunities do not arise or when they do, prove unattractive, we will consider the option of returning additional cash to our shareholders in the most efficient manner possible," concluded **Chairman Manuel V. Pangilinan.**

###

	PLDT Consolidated Three Months ended March 31	
	2007	**2006**
Service revenues	33,012	29,977
Non-service revenues	613	742
Other income	211	133
	33,836	30,852
Expenses	20,525	19,580
Income before income tax	13,311	11,272
Provision for income tax	4,580	2,510
Net income - As Reported	8,575	8,581
EPS, Basic [(a)]	44.87	46.74
EPS, Diluted [(a)]	44.79	44.36
Core net income[(b)]	8,396	7,566
EPS, Basic [(c)]	43.92	41.13
EPS, Diluted [(c)]	43.84	39.06

[(a)] *EPS based on reported net income*
[(b)] *Net income as adjusted for the net effect of gain/loss on FX and derivative transactions, additional depreciation charges and recognition of deferred tax assets*
[(c)] *EPS based on core net income*

This press release may contain some statements which constitute "forward-looking statements" that are subject to a number of risks and uncertainties that could affect PLDT's business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua
Tel No: 816-8213
Fax No: 844-9099

Anna V. Bengzon
Tel No: 816-8024
Fax No: 810-7138

Ramon R. Isberto
Tel No: 511-3101
Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

> **Disclosure made by PT. Indofood Sukses Makmur Tbk ("Indofood"), a 51.5% owned subsidiary of First Pacific Company Limited, in relation to its plan to increase the size of offering of the IDR Bond.**

Dated this 24th day of April, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

PT INDOFOOD SUKSES MAKMUR Tbk
CORPORATE HEADOFFICE
GEDUNG ARIOBIMO SENTRAL, M Floor, Jl. HR Rasuna Said X-2 kav 5, Kuningan, Jakarta Selatan 12950, INDONESIA
Phone : (62 - 021) 5228822, Fax : 5225935

UNOFFICIAL TRANSLATION

No.102/ISM/CS/IV/07

Jakarta, April 24, 2007

The Capital Market and Financial Institution Supervisory Agency
(Bapepam & LK)
Gedung Baru Departemen Keuangan RI, 3rd Fl.
Jl. Dr. Wahidin Raya No.1
Jakarta 12190

Attn.: Chairman of Bapepam
Head of Bureau of PKP - Real Sector

Subject : Upsize of Indofood Rupiah Bonds

Dear Sir,

In connection with the initial public offering of fixed rate Indofood Rupiah Bond IV – 2007, the Company plans to increase the size of the offering to Rp2 trillion from Rp1.5 trillion due to overwhelming interest in the book building.

Please find attached the copy of the notification which was published in Bisnis Indonesia on Tuesday, April 24, 2007.

Thank you for your kind attention.

Sincerely yours,
PT Indofood Sukses Makmur Tbk

Werlanty Setiawan
Corporate Secretary

Indofood
THE SYMBOL OF QUALITY FOODS

END